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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB/A

AMENDMENT NO. 6

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

JSC “RusHydro”

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Russian Federation

(Jurisdiction of Subject Company’s Incorporation or Organization)

JSC “RusHydro”

(Name of Person(s) Furnishing Form)

JSC “RusHydro” Shares, with a nominal value of 1.0 rouble each

Global Depositary Receipts, each representing 100 JSC “RusHydro” shares

American Depositary Receipts, each representing 100 JSC “RusHydro” shares

(Title of Class of Subject Securities)

JSC “RusHydro” Shares: Not applicable

Global Depositary Receipts: 466294204

American Depositary Receipts: 466294105

(CUSIP Number of Class of Securities (if applicable))

Zavalko Maxim Valentinovich

JSC “RusHydro”

7, Malaya Dmitrovka Street

Moscow, 127006

Russian Federation

Telephone: +7 495 225 32 32 (ext 1025)

Copies to:

Donald J. Guiney, Esq.

Freshfields Bruckhaus Deringer LLP

65 Fleet Street

London EC4Y 1HS

United Kingdom

Telephone: + 44 (0) 20 7936 4000

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

5 December 2012 (Publication of Russian Securities Prospectus)

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.
99.1	Non-binding English translation of the Russian Notice of Pre-emptive Right Exercise*

Item 2. Informational Legends

NOTICE TO US INVESTORS

The required legends have been included in prominent portions of Exhibit 99.1 referred to in Part I and Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8, 99.9, 99.10 and 99.11 referred to in Part II.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.
99.2	Non-binding English translation of the Russian Securities Prospectus*

99.3	Non-binding English translation of the Resolution on additional issuance of securities dated 3 December 2012*

99.4	English translation of the Russian Power of Attorney under which Evgeny Evgenyevich Gorev has signed the Form CB*

99.5	Corporate Action Notice to holders of Global Depositary Receipt and American Depositary shares of JSC “RusHydro”*

99.6	Advertisement in the Wall Street Journal*

99.7	Non-binding English translation of the Announcement of information on the offering price of securities*

99.8	Non-binding English translation of the Announcement of information on the date for the placement of securities*

99.9	Non-binding English translation of the Application Forms for legal entities and individuals to purchase new shares in the course of exercise of pre-emptive rights*

99.10	Non-binding English translation of the Report on the commencement of securities placement*

99.11	Non-binding English translation of the Announcements of the Results of the Board of Directors on January 29, 2013 and the Statement on insider information.**

*	previously filed with the Securities Exchange Commission
**	filed herewith

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by JSC “RusHydro” with the Securities and Exchange Commission concurrently with the furnishing of the Form CB on 6 December 2012.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Evgeny Evgenyevich Gorev
(Signature)

Evgeny Evgenyevich Gorev Member of the Management Board
(Name and Title)

30 January 2013
(Date)

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